EXHIBIT (8)(f)(1)

ADDENDUM TO PARTICIPATION AGREEMENT (VOYA)

ADDITIONAL COMPENSATION ADDENDUM

TO

PARTICIPATION AGREEMENT

Additional Compensation Addendum (“Addendum”) effective this 1st day of May, 2015 by and between Voya Investments, LLC (“Administrator”) and Voya Investments Distributor, LLC (“Distributor”), and Transamerica Life Insurance Company (“Company”).

WHEREAS, Distributor and Company are parties to a Participation Agreement dated as of May 1, 2015 (“Participation Agreement”), pursuant to which Company provides services in connection with the Designated Portfolios;

WHEREAS, effective May 1, 2015, Voya Investment, LLC has contracted to provide administrative services to the Designated Portfolios;

WHEREAS, Company has agreed to provide certain administrative and record keeping services (“Sub-TA Services”) to Customers that invest indirectly in the Designated Portfolios; and

WHEREAS, to compensate Company for these additional services, Administrator agrees to provide to Company, in addition to compensation received pursuant to the Participation Agreement, additional cash payments under the following terms:

NOW, THEREFORE, the parties agree as follows:

1. Terms. Capitalized terms used herein but not defined will have the meanings given to them in the Participation Agreement.

2. Application of Participation Agreement. The terms of the Participation Agreement shall be construed to apply to and govern the relationship among the parties as to the compensation arrangement described in Appendix A hereto (“Arrangement”). This Addendum together with the Participation Agreement shall control as to the relationship between and among the parties as to the Arrangement.

3. Services to be Provided. Company shall provide support and services for the Designated Portfolios, such as those set forth in Appendix B hereto (“Services”), and shall provide all Services in a professional, competent and timely manner

4. Disclosure. Each party to this Addendum shall make all disclosures relating to this Addendum and the Arrangement as required under Applicable Law.

5. Representations and Warranties.

(a) Administrator represents and warrants that:

(i) It is a limited liability company duly organized and validly existing in good standing under the laws of Arizona, and has been duly authorized by proper corporate action to enter into this Addendum and to perform its obligations hereunder, evidence of which action shall be properly maintained and made part of its records; and

6. Relationship to Participation Agreement. All terms of the Participation Agreement not deleted, amended or otherwise modified herein shall remain in full force and effect. In the event of any inconsistency between this Addendum and the Participation Agreement, this Addendum shall control solely as it applies to the Arrangement. This Addendum may be terminated, without termination of the Participation Agreement in accordance with the termination provisions set forth in the Participation Agreement, provided, however, that this Addendum shall terminate automatically upon the termination of the Participation Agreement.

IN WITNESS WHEREOF, this Addendum is entered into and will take effect on the 1st day of May, 2015 and the terms, conditions, and provisions thereof are hereby accepted as evidenced by each party’s execution.

Company Acceptance		Voya Investments, LLC

By:	/s/ John Mallett	By:	/s/ Todd Modic
Signature of Authorized Officer			Signature of Authorized Officer

John T. Mallett Vice President		Todd Modic SVP
Name and Title of Signing Officer		Name and Title of Signing Officer

Voya Investments Distributor, LLC

		By:	/s/ Robert Terris
Signature of Authorized Officer

Robert Terris VP
Name and Title of Signing Officer

Appendix A

Additional Compensation Arrangement

1. Administrator or an affiliate shall, from their own resources and without additional cost to the Designated Portfolios or their shareholders, pay Company a periodic fee (“Fee”) for providing the Sub-TA Services to the Designated Portfolios, which Fee shall be in addition to fees payable to Company pursuant to any other agreements between or among the parties relating to the Designated Portfolios.

2. The Fee shall be paid quarterly in arrears and shall be calculated as follows: 0.20% per annum of the value of the Designated Portfolios’ Class S shares held by Company’s customers pursuant to the Participation Agreement.

3. Company shall bill Administrator within thirty (30) days after the end of each calendar quarter for which any Fee is due. Administrator shall have the right to reasonably request supporting documentation or data used in determining any such payment due.

4. Company agrees that if any Fee payment is found to be in excess of the actual amount due to Company pursuant to this Addendum, Administrator reserves the right to offset any excess against future Fee payments due to Company.

Appendix B

Services

Sub-TA Services to be performed by Company:

Company shall be responsible for performing certain recordkeeping and administrative services pursuant to this agreement with respect to Customers, which shall include without limitation:

•	Providing subaccounting services and maintaining accurate subaccounting records regarding shares beneficially owned by Customers;

•	Calculating daily valuation of participant account value;

•	Providing a fund scorecard to help assess performance of the Designated Portfolios;

•	Furnishing (either separately or on an integrated basis with other reports sent to a Customer by the Company) statements and confirmations of all purchases and redemption requests as may be required by agreement between the Company and the Customers;

•	Providing tax reporting;

•	Processing Customer purchase and redemption requests that affect allocations to the Designated Portfolios and placing purchase and redemption instructions with the Designated Portfolios’ transfer agent, including any designee thereof;

•	Processing dividend and distribution payments from the Designated Portfolio on behalf of Customers;

•	Monitoring Customers for compliance with the Voya funds’ frequent trading policy (the policy applicable to the Designated Portfolios);

•	Cooperating with the other parties to the Agreement to facilitate implementation of each other’s anti-money laundering program;

•	Providing such other related services upon which the Adviser or Distributor and the Company may mutually agree.